Exhibit 99.1

press release

Indian Supreme Court approves ArcelorMittal’s acquisition of Essar Steel

18 November 2019 08:00 CET

ArcelorMittal announces that, following receipt and review of the formal written order, ArcelorMittal India Private Limited’s (‘AMIPL’) resolution plan for Essar Steel India Limited (‘ESIL’) has been unconditionally approved by the Indian Supreme Court. Supreme Court approval of AMIPL’s resolution plan is the final procedural step in ESIL’s corporate insolvency process.

Completion of the transaction is now expected before the end of the year. After completion, ArcelorMittal will jointly own and operate ESIL in partnership with Nippon Steel Corporation (‘Nippon Steel’), Japan’s largest steel producer and the third largest steel producer in the world, in-line with the joint venture formation agreement signed by the two companies.